UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2008

Commission File Number: 000-25827

LINCOLN GOLD CORPORATION
(Translation of registrant's name into English)

Suite 350, 885 Dunsmuir Street
Vancouver, British Columbia Canada V6C 1N5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[ x ] Form 20-F   [           ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [           ] No [ x ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

SUBMITTED HEREWITH

Exhibits

99.1	News Release dated May 28, 2008 – Lincoln Announces Adoption of Shareholder Rights Plan

99.2	Notice of Annual General Meeting to be held on June 26, 2008

99.3	Management Information Circular

99.4	Form of Proxy

99.5	Request for Voting Instructions (“VIF”)

99.6	Financial Statements Request Form

99.7	Management Discussion and Analysis for the quarter ended March 31, 2008

99.8	Interim Consolidated Financial Statements for the quarter ended March 31, 2008

99.9	Chief Executive Officer Certification of Interim Filings

99.10	Chief Financial Officer Certification of Interim Filings

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Lincoln Gold Corporation
(Registrant)

Date: May 30, 2008	By:	/s/ Paul F.Saxton
Paul F.Saxton

	Title:	President and Chief Executive Officer